AMBIEN CR™ (ZOLPIDEM TARTRATE EXTENDED-RELEASE TABLETS) CIV
RECEIVES FDA APPROVAL
FOR THE TREATMENT OF INSOMNIA

First and Only Extended-Release Prescription Sleep Medication
Indicated for Sleep Induction and Maintenance Covers Broad Insomnia Population

Paris, France, September 6, 2005 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that the U.S. Food and Drug Administration (FDA) has approved AMBIEN CR™ (zolpidem tartrate extended-release tablets) CIV, a new extended-release formulation of the number one prescription sleep aid, AMBIEN® (zolpidem tartrate) CIV, for the treatment of insomnia. AMBIEN CR is non-narcotic and a non-benzodiazepine, formulated to offer a similar safety profile to AMBIEN with a new indication for sleep maintenance, in addition to sleep induction.

AMBIEN CR is the first and only extended-release prescription sleep medication to help people with insomnia fall asleep fast and maintain sleep with no significant decrease in next day performance. AMBIEN CR, a bi-layered tablet, is delivered in two stages. The first layer dissolves quickly to induce sleep. The second layer is released more gradually into the body to help provide more continuous sleep.

“Insomnia is a significant public health problem, affecting millions of Americans. Insomnia impacts daily activities and is associated with increased health care costs,” said James K. Walsh, PhD, Executive Director and Senior Scientist, Sleep Medicine and Research Center at St. Luke's Hospital in St. Louis, Missouri. “Helping patients stay asleep is recognized as being as important as helping them fall asleep,” said Walsh. “Ambien CR has shown evidence of promoting sleep onset and more continuous sleep".

According to a recent National Sleep Foundation poll, more than one half (54%) of Americans said they experience at least one symptom of insomnia at least a few nights a week. Additionally, one in five adults experienced difficulty falling asleep and one in three reported waking often during the night at least a few nights a week.

The safety and efficacy of zolpidem, the active ingredient in AMBIEN CR, has been reinforced by 17 years of real-world use and 12 billion nights of patient therapy worldwide, since the first launch.

AMBIEN CR will be available in a 12.5 mg dose recommended for adults and a 6.25 mg dose recommended for the elderly.

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com

About sanofi-aventis
Sanofi-aventis is the world’s 3rd largest pharmaceutical company, ranking number 1 in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic disorders, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY)

Sanofi-aventis Group subsidiaries in the United States include Sanofi-Synthelabo Inc., and Aventis Pharmaceuticals Inc. and Sanofi Pasteur Inc.

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com